

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 2, 2009

<u>VIA U.S. MAIL</u>

Jerry Kieliszak
Chief Financial Officer
Chyron Corporation
5 Hub Drive
Melville, New York 11747

> **Re: Chyron Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 25, 2009**
> **File No. 001-09014**

Dear Mr. Kieliszak:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief